SCHEDULE 1

Transactions in the Shares of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares reported herein effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
05/27/2026	(16,904)	93.1684
05/28/2026	(149)	93.0000
05/29/2026	(5,167)	93.0675
06/01/2026	(100,000)	93.7748
06/02/2026	(467,586)	94.6070
06/03/2026	(85,955)	93.6170
06/04/2026	(26,509)	93.1272